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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------



                                   F O R M 6-K

                      Pursuant to Section 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of June 2000



                                 RADVISION LTD.
                              (Name of Registrant)




                 24 Raoul Wallenberg St., Tel Aviv 69719 Israel
                     (Address of Principal Executive Office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X        Form 40-F __


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes __             No  X


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




                                 RADVISION LTD.





6-K Items

1. RADVision Ltd. Press Release dated June 6, 2000 re High Performance Enhancements for Family of V2oIP(TM) Enterprise Networking Products.


2. RADVision Ltd. Press Release dated June 7, 2000 re Development of SIP (Session Initiation Protocol) Technology.

                                                                          ITEM 1

For Immediate Release

Contact:   Karen Gurwitz                     David Seligman
           Dir. Corporate Communications     CFO
           RADVision, Inc.                   RADVision, Ltd.
           Tel: 201.529.4300, x305           Tel: 972.3.645.5446
           kgurwitz@radvision.com            Seligman@tlv.radvision.com
           http://www.radvision.com          http://www.radvision.com


   RADVision Introduces High Performance Enhancements for Family of V2oIP(TM)
                         Enterprise Networking Products

 VERSION 2.1 NEW FEATURES INCLUDE CONTINUOUS PRESENCE, BONDING, 768KBPS CALLS,
                 G.722 VOICE CODING, AND HI SPEED DATA SHARING

Mahwah, New Jersey, June 6, 2000 -- RADVision Inc. (NASDAQ:RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video communication over IP, today announced version 2.1 of its award-winning family of V2oIP(TM) Enterprise Networking Products. This enhanced, feature-rich product series consists of the MCU-323 Multipoint Conference Unit, L2W-323P Gateway (PRI), L2W-323 Gateway (BRI), and VIU-323 Video Interface Unit.

MCU-323 Multipoint Conference Unit
----------------------------------

RADVision's MCU-323 is a unique, compact, embedded, cost-effective and high performance solution for voice-only or full multimedia multipoint conferences. Version 2.1 supports Continuous Presence (CP), which allows conference participants to see a combined video image of four participants in a single picture. In an MCU-323 CP conference, the video is mixed from up to four sources to form a single video stream, by dividing the outgoing picture into four quadrants in which each source appears in its own quadrant. The simplicity of this off-the-shelf, out-of-the box and quick-setup multipoint conferencing solution makes it a highly favorable choice for next-generation networks.

L2W-323 PRI/BRI Gateways
------------------------

The RADVision L2W-323 PRI and L2W-323 BRI Gateways are essential network components for allowing seamless voice and video communication between IP and ISDN / PSTN.

Version 2.1 of the L2W-323P (PRI) Gateway supports bonded calls, dramatically shortening the call connection procedure while providing high quality video and voice. The new version also provides high-speed T120 data sharing capabilities, allowing participants to share data such as presentations and spreadsheets during a video conference call. In addition the PRI Gateway includes improved audio quality by enabling G.722 voice coding at 384Kbps.

L2W-323 Gateway Version 2.1 provides high quality 768Kbps using V35 module calls. The Gateway provides internal bonding (BRI module) saving the expense of an external Imux and providing a simple system setup. Other features include high-speed T120 data sharing and G.722 voice coding support for high audio quality.

                                     more...

VIU-323 Video Interface Unit
----------------------------

The VIU-323 Video Interface Unit is a unique, self-contained "terminal adapter" that connects H.320 videoconferencing systems to IP networks without affecting current H.320 capabilities. VIU Version 2.1 is greatly enhanced with features that include high quality 768K calls, which are compatible with room systems. Version 2.1 supports G.722 high quality audio coding and high-speed T120 data sharing. It also provides the possibility to carry out remote configuration through a modem, just an additional feature that makes the VIU a one-of-a-kind solution for complete interoperability.

The entire version 2.1 enterprise network product family line contains a built-in Gatekeeper that supports Cisco Proxy support. All products are H.323 version 2.0 compliant. Versions 2.1 of the L2W-323 BRI/PRI Gateways and the VIU-323 are currently shipping. The MCU-323 version 2.1 will be available this summer.

About RADVision

RADVision is a leading provider of products and technology that enable real-time voice; video and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. RADVision's products and technology are used by RADVision customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. RADVision is actively involved in the development of the industry standards that are driving the emergence and growth of the use of packet networks for real-time communications, and was the first-to-market with enabling technology and the products required for the transmission of real-time voice, video and data over packet networks. As a result, RADVision is well positioned to lead the market with products and technology that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks. The company's products and technology include standards-based gateways, conferencing bridges, gatekeepers and software toolkits. For more information, please visit our website at: www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVision's filings with the Securities and Exchange Commission, including RADVision's Form F-1 registration statement.


                                       ###
                            All trademarks recognized

                                                                          ITEM 2

For Immediate Release

Contact:    Karen Gurwitz                        David Seligman
            Dir. Corporate Communications        CFO
            RADVision, Inc.                      RADVision, Ltd.
            Tel: 201.529.4300, x305              Tel: 972.3.645.5446
            kgurwitz@radvision.com               Seligman@tlv.radvision.com


      RADVision Announces Development of SIP (Session Initiation Protocol) Technology -- Expanding Market Leader's Line of V2oIP(TM) Protocol Toolkits

     RADVISION SELECTED TO SPEARHEAD ITU-T SIP/H.323 INTERWORKING INITIATIVE

Mahwah, New Jersey, June 7, 2000 -- RADVision Inc. (NASDAQ:RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video communication over IP, today announced that it is developing Session Initiation Protocol (SIP) technology to complement its H.323 and MGCP family of V2oIP toolkits for real-time voice and video over IP.

SIP is a new text-based Internet signaling protocol to be used for establishing real-time calls and conferences over IP networks, as defined by the International Engineering Telecommunications Foundation (IETF). H.323, the Call Signaling protocol defined by the International Telecommunications Union (ITU-T) in 1996, was the first industry standard defined for IP telephony and multimedia communications over packet networks. Because of the similarity between the scope of SIP and H.323, work is currently underway to define interworking between the two protocols.

"Both H.323 and SIP are call-signaling protocols that define mechanisms for call routing, call signaling, capabilities exchange, media control, and supplementary services. Next generation networks will have to deliver end-to-end interoperability across multiple protocols. Therefore, it is imperative to strive for seamless interworking between H.323 and SIP. From a user's point of view, the signaling protocol they are using should be transparent," said Orit Levin, RADVision's Director of Product Management.

Levin, who was recently appointed as ITU-T Editor of Work for Interworking between H.323 and SIP, continues, "As a pioneer and leader in the development and implementation of the H.323 Protocol, RADVision has tremendous know how to contribute to clarifying the relationship between the two protocols. We have always been champions of interoperability and we are committed to playing an active role in the definition of seamless convergence of SIP and H.323." Levin recently presented her observations on the interworking of SIP and H.323 at the SIP 2000 conference in Paris, France from May 10th to 12th. To see her presentation, please visit our website at: www.radvision.com.

Resembling HTTP and SMTP, SIP's high scalability makes SIP suitable to all IP solutions, including enterprise and carrier class. SIP's architecture uses a client/server model where requests are originated by user agents and routed by Proxy and Redirect Server. In addition, SIP's extensibility serves to create numerous Internet-based services.


                                     -more-

About RADVision

RADVision is a leading provider of products and technology that enable real-time voice; video and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. RADVision's products and technology are used by RADVision customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. RADVision is actively involved in the development of the industry standards that are driving the emergence and growth of the use of packet networks for real-time communications, and was the first-to-market with enabling technology and the products required for the transmission of real-time voice, video and data over packet networks. As a result, RADVision is well positioned to lead the market with products and technology that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks. The company's products and technology include standards-based gateways, conferencing bridges, gatekeepers and software toolkits. For more information, please visit our website at: www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVision's filings with the Securities and Exchange Commission, including RADVision's Form F-1 registration statement.


                                       ###
                            All trademarks recognized

                                   SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  RADVISION LTD.
                                                 ----------------
                                                   (Registrant)



                                                   By   /s/David Seligman
                                                        -----------------

                                                      David Seligman
                                                      Chief Financial Officer


Dated: June 9, 2000